Exhibit 99.1

XCharge Reports First Half 2026 Unaudited Financial Results

HAMBURG, Germany and AUSTIN, Texas, September 18, 2026 (GLOBE NEWSWIRE) — XCHG Limited (“XCharge” or the “Company”) (Nasdaq: XCH), a global provider in high-power EV charging solutions, today reported its unaudited financial results for the six months ended June 30, 2026.

Mr. Yifei (“Simon”) Hou, Co-Chief Executive Officer of XCharge, commented, “While customer procurement timing and changes in project schedules affected the pace of revenue and deliveries in the first half of 2026, we remained focused on executing our long-term growth strategy. We made important commercial and product progress during the period. Our long-term partnership with EnBW marked a significant commercial milestone in Europe, while the introduction of the new-generation C7 and the launch of GridOne expanded our ability to address customers’ evolving charging and energy management needs. Looking ahead, we expect business activity to accelerate meaningfully in the second half of the year as we fulfill scheduled customer deliveries and advance existing customer programs and projects. We believe the commercial progress we have made, together with our expanded product portfolio, positions us well to capture the opportunities ahead.”

Mr. Joel A. Gallo, Chief Financial Officer, added, “The financing completed in June provided additional liquidity to support our operations. As we prepare for higher anticipated activity in the second half, we will continue to maintain disciplined cost and working capital management, improve operational efficiency, and allocate resources to customer programs and areas with the clearest commercial potential. Our priority is to support renewed revenue growth while continuing to improve the underlying financial performance of the business.”

	For the Six Months Ended
	June 30,
	2026	2025
	(dollars in thousands)
Revenues	$10,271	$12,451
Gross margin	38.8%	51.3%
Operating loss	$(11,184)	$(7,436)
Net loss	$(11,126)	$(7,338)
Loss per Class A and Class B ordinary share–Basic and diluted	$(0.004)	$(0.003)

Outlook

The Company expects business performance to improve significantly in the second half of 2026, driven primarily by scheduled deliveries under existing customer orders. The Company expects full-year 2026 revenue to be in the range of $32.9 million to $38.2 million, representing year-over-year growth of approximately 31% to 52%. This outlook reflects management’s current expectations regarding customer orders, production and delivery schedules, market conditions and other factors as of the date of this press release, and is subject to change.

Operating Highlights and Recent Announcements

•
Deliveries: Total EV charger deliveries were 262 units in the first half of 2026, representing a decrease of 44.5% year over year. This included 253 DC fast chargers, representing a decrease of 44.3%, and 9 NZS and GridLink chargers, representing a decrease of 50%.

•
Entered the Energy Storage Market with the Launch of GridOne. In June, XCharge launched GridOne, an all-in-one photovoltaic and energy storage system for commercial and industrial applications, at ees Europe, a leading European exhibition for batteries and energy storage systems. GridOne combines 125 kW of power conversion capacity, a 215 kWh lithium iron phosphate battery and optional 50 kW photovoltaic maximum power point tracking in an integrated system designed for applications including peak shaving, solar self-consumption, EV charging load buffering and backup power.

•
Unveiled the New Generation of the C7 DC Fast-Charging Station. In June, XCharge presented the new generation of its C7 DC fast-charging station at Power2Drive Europe. Offering charging power of up to 480 kW, the upgraded C7 is designed to provide greater reliability, scalability and serviceability across public charging, commercial fleet, retail and other high-traffic applications.

•
Appointed Albina Iljasov as Co-Chief Executive Officer. Effective as of June 1, 2026, XCharge appointed Albina Iljasov as Co-Chief Executive Officer to serve alongside Simon Hou. Ms. Iljasov primarily oversees the Company’s European operations and related strategic initiatives and has primary responsibility for its information security and cybersecurity initiatives.

•
Entered into a Long-Term Partnership with EnBW. In March, XCharge entered into a multi-year framework agreement with EnBW, Germany’s largest fast-charging network operator, covering the supply and joint development of fast-charging hardware and software. The partnership followed a field test involving ten XCharge C7 ultra-fast chargers across four EnBW locations, which completed more than 20,000 charging sessions.

•
Entered into a Registered Direct Offering. In June, XCharge entered into a securities purchase agreement with a global institutional investor for the sale of 7.0 million ADSs in a registered direct offering, generating gross proceeds of approximately $4.4 million before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds for working capital and general corporate purposes.

•
Implemented an ADS Ratio Change. Effective as of August 21, 2026, XCharge changed the ratio of its ADSs to its Class A ordinary shares from one ADS representing 40 Class A ordinary shares to one ADS representing 800 Class A ordinary shares. The ADS ratio change had the same effect as a one-for-20 reverse ADS split for ADS holders. The Company’s Class A ordinary shares were not affected, and its ADSs continue to trade on the Nasdaq Global Market under the symbol “XCH.”

•
Change in Management Position. Effective as of September 7, 2026, Aatish V Patel transitioned from President of the Company to General Manager of XCharge Energy USA Inc., the Company’s wholly-owned U.S. subsidiary, to support the continued expansion of its U.S. operations.

•
Regained Compliance with Nasdaq Minimum Bid Price Requirement. On September 8, 2026, the Company received confirmation from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement and that the matter is now closed.

Financial Summary for the First Half of 2026

Unless otherwise noted, the following figures refer to the first half of 2026 and comparisons are with the first half of 2025.

•
Revenues were $10.3 million, representing a decrease of 17.5% from $12.5 million. Product revenues were $9.5 million, compared with $12.1 million, while service revenues increased to $0.8 million from $0.4 million. The decrease in revenue was primarily attributable to the timing of customer procurement decisions and project deliveries, including temporary delays beginning in late 2025 amid trade policy uncertainty and evolving renewable energy regulations. Despite the lower level of recognized revenue in the first half, order volume increased compared with the prior-year period, supporting the Company’s expectation for significantly higher revenue in the second half of 2026.

•
Cost of revenues was $6.3 million, up 3.6% from $6.1 million, primarily reflecting higher input costs for certain components and raw materials and foreign currency exchange effects.

•
Gross margin was 38.8%, compared with 51.3%. The decrease was primarily due to the increased proportion of lower-margin products in the sales mix. In addition, the rise in prices of precious metals such as silver and copper also increased the purchase cost of spare parts and led to an increase in cost of sales and a decrease in gross profit. The Company continues to pursue pricing, sourcing and operating initiatives intended to mitigate these cost pressures.

•
Operating expenses were $15.2 million, up 9.2% from $13.9 million.

o
Selling and marketing expenses were $5.8 million, representing an increase of 12.7% from $5.2 million. The increase was primarily due to higher marketing expenses associated with the introduction of the Company’s new GridOne product, which was unveiled earlier this year.

o
Research and development expenses were $2.3 million, representing a decrease of 42.7% from $4.1 million. The decrease primarily reflected the non-recurrence of certain development expenditures incurred in the first half of 2025, including third-party system-development costs associated with new product initiatives. The Company continued to invest in the development and enhancement of its charging and energy solutions during the first half of 2026.

o
General and administrative expenses were $7.0 million, representing an increase of 51.3% from $4.6 million. The increase primarily reflected higher professional service expenses, including legal, audit and compliance costs, as well as other costs associated with operating as a U.S.-listed public company, and the shift from foreign currency exchange gain to loss. The increase was partially offset by lower share-based compensation.

•
Operating loss was $11.2 million, compared with an operating loss of $7.4 million, primarily reflecting lower gross profit resulting from lower revenue and gross margin, together with higher general and administrative and selling and marketing expenses, partially offset by lower research and development expenses.

•
Net loss was $11.1 million, compared with a net loss of $7.3 million. Non-GAAP net loss, which excludes the effect of share-based compensation and changes in fair value of financial instruments, was $10.4 million, compared with a non-GAAP net loss of $4.6 million.

•
Basic and diluted loss per Class A and Class B ordinary share was $0.004, compared with a loss per share of $0.003. Non-GAAP basic and diluted loss per Class A and Class B ordinary share, which excludes the effect of share-based compensation and changes in fair value of financial instruments, was $0.003, compared with a non-GAAP loss per share of $0.002.

•
Cash and cash equivalents plus restricted cash were $11.4 million as of June 30, 2026, compared with $13.9 million as of December 31, 2025. The decrease primarily reflected cash used in operating activities, partially offset by financing activities, including proceeds from the registered direct offering completed in June 2026. The Company continues to actively manage liquidity and working capital while supporting anticipated higher business activity in the second half of the year.

Use of Non-GAAP Financial Measures

We consider non-GAAP net loss and non-GAAP basic and diluted loss per Class A and Class B ordinary share as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We define non-GAAP net loss as net loss excluding share-based compensation and changes in fair value of financial instruments. We define non-GAAP basic and diluted loss per Class A and Class B ordinary share as non-GAAP net loss divided by the weighted average number of Class A and Class B ordinary shares outstanding during the period. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Exchange Rate Information

This release contains translations of certain Euro and Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, translations were made at EUR0.8759 to $1.00 and RMB6.7851 to $1.00, based on the exchange rates as of June 30, 2026 published in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that any amounts could have been, or could be, converted into another currency, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “objective,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,”

“is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About XCharge

XCharge (Nasdaq: XCH) is a global provider in high-power electric vehicle charging solutions. The Company has headquarters in Hamburg, Germany and Austin, TX, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

For investor and media inquiries, please contact:

XCHG Limited
IR Department
Email: ir@xcharge.com

Water Tower Research Asia
Feifei Shen, CFA
Tel: +86 134-6656-6136
Email: feifei@watertowerresearch.com

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	11,385,381	8,855,514
Restricted cash	2,522,898	2,557,464
Accounts receivable, net	7,005,396	6,452,834
Amounts due from related parties	2,517,833	1,734,333
Inventories, net	9,432,929	13,832,492
Prepayments and other current assets	4,246,959	3,023,022
Total current assets	37,111,396	36,455,659
Non‑current assets
Property and equipment, net	1,972,396	2,008,436
Long-term investments	106,704	110,536
Operating lease right-of-use assets, net	1,766,194	1,524,016
Other non-current assets	1,711,830	1,101,478
Total non‑current assets	5,557,124	4,744,466
Total assets	42,668,520	41,200,125
LIABILITIES
Current liabilities
Short-term borrowings	6,402,231	8,105,997
Accounts payable	6,727,086	8,320,524
Contract liabilities	4,074,505	6,510,896
Operating lease liabilities—current	592,989	468,274
Financial liability	63,593	24,192
Amounts due to a related party	164,046	159,996
Accrued expenses and other current liabilities	5,513,404	6,068,318
Total current liabilities	23,537,854	29,658,197
Non‑current liabilities
Operating lease liabilities—non-current	1,175,413	1,075,871
Other non-current liabilities	88,898	28,089
Total non‑current liabilities	1,264,311	1,103,960
Total liabilities	24,802,165	30,762,157
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A ordinary shares (USD0.00001 par value; 4,258,745,553 shares authorized; 2,160,310,915 and 2,799,892,915 shares issued, and 2,160,310,915 and 2,459,892,915 shares outstanding, as of December 31, 2025 and June 30, 2026, respectively; the shares issued as of June 30, 2026 include 340,000,000 escrowed reserve shares under the ATM Program.)	21,603	27,999
Class B ordinary shares (USD0.00001 par value; 741,254,447 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	7,413	7,413
Additional paid - in capital	100,820,027	105,035,759
Accumulated other comprehensive income	1,893,379	1,369,044
Accumulated deficit	(84,876,067)	(96,002,247)
Total shareholders’ equity	17,866,355	10,437,968
Total liabilities and shareholders’ equity	42,668,520	41,200,125

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Revenues (including sales to a related party of US$753,827 and US$226 for the six months ended June 30, 2025 and 2026, respectively)	12,451,126	10,270,989
Cost of revenues (including purchase from a related party of US$147,611 and US$526 for the six months ended June 30, 2025 and 2026, respectively)	(6,069,788)	(6,290,301)
Gross profit	6,381,338	3,980,688
Operating expenses:
Selling and marketing expenses	(5,186,741)	(5,843,734)
Research and development expenses	(4,084,917)	(2,339,474)
General and administrative expenses	(4,619,965)	(6,989,407)
Total operating expenses	(13,891,623)	(15,172,615)
Government grants	73,825	8,181
Operating loss	(7,436,460)	(11,183,746)
Changes in fair value of financial instruments	106,289	41,217
Interest expenses	(75,149)	(64,515)
Interest income	67,190	80,864
Loss before income taxes	(7,338,130)	(11,126,180)
Income tax expense	—	—
Net loss	(7,338,130)	(11,126,180)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(52,090)	(524,335)
Comprehensive loss	(7,390,220)	(11,650,515)

Loss per Class A and Class B ordinary share–Basic and diluted	(0.003)	(0.004)

Weighted average number of Class A and Class B ordinary shares – Basic and diluted	2,544,609,189	3,128,519,848

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Cash flows from operating activities:
Net cash used in operating activities	(6,815,957)	(7,470,588)
Cash flows from investing activities:
Cash paid for purchase of property and equipment and intangible assets	(311,025)	(273,477)
Loans provided to a third party	—	(29,144)
Net cash used in investing activities	(311,025)	(302,621)
Cash flows from financing activities:
Proceeds from short-term bank borrowings	1,391,999	4,371,674
Repayment of short-term bank borrowings	(3,945,105)	(2,914,449)
Proceeds from sale of ordinary shares through follow-up offering, net of placement agent fees and other reimbursable expenses $480,312	—	3,894,688
Payments of follow-up offering cost	(956,248)	(230,389)
Net cash (used in) provided by financing activities	(3,509,354)	5,121,524
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	199,983	156,384

Net increase (decrease) in cash, cash equivalents and restricted cash	(10,436,353)	(2,495,301)
Cash, cash equivalents and restricted cash at the beginning of the period	26,773,902	13,908,279
Cash, cash equivalents and restricted cash at the end of the period	16,337,549	11,412,978
Supplemental cash flow information:
Interest paid	73,886	63,655
Non-cash investing and financing activities:
Accrual of ATM program cost	—	5,385
Offering costs charged against additional paid-in capital	—	894,379
Operating right-of-use assets obtained in exchange for operating lease liabilities	874,106	—
Property and equipment transferred from inventories	874,663	—
ROU assets disposed as reduction of operating lease liabilities due to lease termination	—	26,029

Reconciliation of the amount for cash, cash equivalents and restricted cash:
Cash and cash equivalents	16,337,549	8,855,514
Restricted cash	—	2,557,464
Total cash, cash equivalents and restricted cash	16,337,549	11,412,978

XCHG LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	For the Six Months Ended
	June 30,
	2025	2026
	US$	US$
Net loss	(7,338,130)	(11,126,180)
Add: share-based compensation	2,843,701	741,506
Less: changes in fair value of financial instruments	106,289	41,217
Non-GAAP net loss	(4,600,718)	(10,425,891)

Loss per Class A and Class B ordinary share–Basic and diluted	(0.003)	(0.004)
Add: share-based compensation	0.001	0.001
Less: changes in fair value of financial instruments	—	—
Non-GAAP Loss per Class A and Class B ordinary share – Basic and diluted	(0.002)	(0.003)